UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 9)

Colonial Insured Municipal Fund (CFX)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

195761101

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 6, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box. _____

CUSIP No.: 195761101

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) _____
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  541,150

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  541,150

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

541,150

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

12.72%

14. Type of Reporting Person (See Instructions)

IA

The following constitutes Amendment No. 9 ("Amendment No. 9") to the Schedule 13D filed by the undersigned. This Amendment amends the original Schedule 13D as specifically set forth.

Item 3. Source and Amount of Funds or Other Considerations.

Item 3 is hereby amended as follows:

KIM, an independent investment adviser, has accumulated 541,150 shares of CFX on behalf of accounts that are managed by KIM (the “Accounts”) under limited powers of attorney, which represents 12.72% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended as follows:

(a) As of the date of this Report, KIM represents beneficial ownership of 541,150 shares or 12.72% of the outstanding shares. Karpus Management, Inc. currently owns 3,500 shares purchased on December 22, 2005 at $13.00, August 8, 2006 at $12.91 (500 shares), March 16, 2007 at $14.05 (1,000 shares), and on March 27, 2007 at $13.94 (1,000 shares). George W. Karpus presently owns 8,400 shares purchased on December 27, 2005 at $13.01 (5,000 shares), December 29, 2005 at $13.07 (300 shares), March 19, 2007 at $14.04 (3,100 shares). Jo Ann Van Degriff owns 2,300 shares purchased on January 5, 2007 at $13.47. Urbana Partners L.P. is a hedge fund managed by Karpus Investment Management, of which George W. Karpus owns ?%. Urbana Partners L.P. currently owns 34,700 shares of CFX. On November 8, 2006, 1,000 shares of CFX were transferred out of KIM. None of the other principals of KIM presently own shares of CFX.

(c) Open market purchases for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases:

 Date Shares Price Per Share
 1/31/2007 200  $13.50
 2/5/2007 3,100  $13.51
 2/6/2007 5,200  $13.50
 2/12/2007 3,900  $13.64
 2/13/2007 3,100  $13.65
 2/14/2007 3,800  $13.59
 2/15/2007 3,300  $13.66
 2/16/2007 2,205  $13.67
 2/16/2007 -25  $13.69
 2/20/2007 6,400  $13.73
 2/21/2007 10,235  $13.80
 2/22/2007 11,500  $13.79
 2/23/2007 4,000  $13.84
 2/27/2007 8,200  $13.90
 2/28/2007 3,600  $13.94
 3/1/2007 2,500  $13.95
 3/2/2007 1,600  $13.97
 3/5/2007 3,500  $14.05
 3/6/2007 -10  $14.35
 3/14/2007 3,500  $14.09
 3/15/2007 33,750  $14.12
 3/16/2007 3,750  $14.10
 3/19/2007 3,100  $14.10
 3/21/2007 2,700  $14.09
 3/22/2007 2,700  $14.03
 3/23/2007 1,800  $14.05
 3/27/2007 17,000  $13.97
 3/28/2007 400  $14.03
 3/29/2007 2,000  $14.01
 3/30/2007 16,400  $13.93
The Accounts have the right to receive all dividends from and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Karpus Management, Inc.

By:   /s/
Name:   Dana R. Consler
Title:   Senior Vice-President
Date:   April 6, 2007